NIP GROUP

INVESTOR PRESENTATION

NASDAQ: **NIPG**

Disclaimer

The information in this presentation is provided to you by NIP Group Inc. (the “Company”) and contains forward-looking statements. This presentation does not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase securities of the Company. No such offering or securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. The contents of this presentation have not been reviewed by any regulatory authority in any jurisdiction. The Company, its management, advisors, representatives and their respective affiliates expressly disclaim any liability whatsoever for any loss howsoever arising from any information presented or contained in this presentation, or from any opinion expressed by the presenters. Any public offering of the Company’s securities to be made in the United States will be made solely by means of a statutory prospectus as specified under the Securities Act. The prospectus will contain detailed information about the Company and its management as well as the financial statements of the Company and risks and uncertainties associated with its business and industry. You must make your own assessment of the relevance, accuracy and adequacy of the information contained in this presentation and must make such independent investigation as you may consider necessary or appropriate as to the merit and suitability of an investment in the securities of the Company, including without limitation by obtaining independent legal tax, accounting, financial, credit and other related advice prior to making any such investment. This presentation does not purport to contain all of the information that may be required to evaluate an investment in the securities of the Company and should not be relied upon to form the basis of, nor be relied on in connection with, any commitment or investment decision whatsoever. This presentation is intended to present background information about the Company and is not intended to provide complete disclosure.

This presentation contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include descriptions regarding the intent, beliefs or current expectations of the Company or its officers, and such statements do not relate strictly to historical or current facts. Forward-looking statements may be recognized by the use of, and often include, words or terminology such as “anticipates,” “estimates,” “future,” “expects,” “projects,” “intends,” “plans,” “believes,” “will,” and words or terms of similar meaning or substance, often in connection with discussions of future performance. Such forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. Actual events and results may differ materially from those contained or implied in any forward-looking statement as a result of various factors and assumptions, many of which are beyond the Company’s control. The forward-looking statements in this presentation reflect the current belief of the Company as of the date of this presentation, and neither the Company nor any of its affiliates, advisors or representatives has or assumes any obligation to, nor do any of them undertake to, update or revise any such forward- looking statement contained herein to reflect events or circumstances that occur subsequent to the date hereof, except as required by applicable law.

The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and other filings with the U.S. Securities and Exchange Commission.

In addition to the U.S. GAAP financials, this presentation includes certain non-GAAP financial measures. The non-GAAP measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for the most directly comparable financial measures prepared in accordance with U.S. GAAP. There is a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. The Company urges you to review the reconciliation of its non-GAAP financial measures to the most directly comparable GAAP financial measures set forth in the Appendix, and not to rely on any single financial measure to evaluate the Company’s business.

01 COMPANY OVERVIEW

NIP Group (NASDAQ: NIPG) is a digital entertainment company created for a growing global audience of gaming and esports fans. Building on the success of its competitive teams, Ninjas in Pyjamas and eStar Gaming, with an innovative mix of business ventures, including talent management, event production, hospitality and game publishing, NIP Group is creating engaging experiences that entertain, inspire and connect fans around the world.

NIP Group operates in multiple countries and regions, including China, Europe, South America, and the Middle East. It has home courts in Wuhan and Shenzhen, with regional offices in Stockholm, Shanghai, São Paulo, and Abu Dhabi.



Stockholm HQ
Wuhan HQ and Home Court
Shanghai Office
Abu Dhabi HQ
Shenzhen Office and Homy Court
São Paulo Office

MILESTONES

Demonstrated success in acquisition and integration

2000

- Ninjas in Pyjamas, the predecessor of NIP Group, founded in Sweden

2014-2017

- eStar Gaming founded in Wuhan, rapidly expanding into mobile esports

2018

- Victory Five (V5) founded in Shenzhen

2019

- Acquired event production brand MAG Studio

2020

- eStar and V5 announced a merger to establish ESV5, creating a leading esports industry group

2021

- Launched a talent management business under the eStar Entertainment brand

2023

- Completed the NIP Group merger, creating a truly global globalization

2024

- Successfully listed on Nasdaq under the ticker symbol NIPG
- Established partnership with Homeinns Hotels Group to launch esports-themed hospitality
- Entered game publishing market; launched first MOBA title Re: Aetatis
- Acquired Young Will, a leader in teen culture-themed short video content
- Expanded into the Middle East; established partnership with ADIO

ESPORTS TEAM OPERATIONS


NINJAS IN PYJAMAS


ESTAR

57 CHAMPIONSHIP WINS in tier one competition as of June 30, 2024

38 ATHLETES as of June 30, 2024

60 TOURNAMENT WINS as of June 30, 2024

56 ATHLETES as of June 30, 2024

Competing globally across 13 leagues as of June 30 2024

EVENT PRODUCTION

腾讯 Tencent

Trusted partner

- Working extensively and closely with Tencent to promote their games and bring the best esports experience to their audience
- Recognized by Tencent as one of its best regional event service providers in 2020 and 2021

Two home venues Arena production

- Hosting LPL and KPL matches in the Shenzhen NIP home court and Wuhan eStarPro home courts

Non-esports event production

- Helping partners outside of the esports ecosystem in China to produce online and offline events
- Producing exhibitions, local tourism projects and traditional sports events

Self-owned IP

- Mainly engaged in IP event planning & operation, and esports education-related content



3rd KPL national Grand finals, produced by MAG



Wuhan arena home game



2022 Digital Ice & Snow Games



Esports education classroom

GAME PUBLISHING

In September 2024, NIP Group expanded into game publishing with the launch of a dedicated publishing division, integrating vertically in the esports & gaming chain.

INTEGRATED ECOSYSTEM

- Building a digital entertainment ecosystem by bringing esports and event-based marketing into game publishing
- Extending product life cycle and player base that drive long-term growth and innovation
- Leveraging and deepening our cooperation with key gaming ecosystem partners

NEW SYNERGIES WITHIN THE GROUP

- Leveraging cross-department capabilities in talent management, event production, and game publishing
- Creating & retaining an entire esports ecosystem within the Group: the game title, the esport surrounding it, and the associated event experiences
- Unified player experience and community engagement


重构:阿塔提斯
RE: AETATIS
勇敢的人先重构世界
未来科幻新世代竞技游戏

Flagship Title: "Re: Aetatis"
Launched December 2024

- ☐ Esports-ready sci-fi MOBA mobile game with multiple play modes
- ☐ Appeals to both hardcore and casual players

TALENT MANAGEMENT

The talent management division focuses on pan-entertainment live streaming, expanding into diverse business models. Streaming services cover platforms like Huya and TikTok. In October 2024, NIP Group acquired Young Will, a leader in teen culture-themed short video content, increasing the total followership in the unit to 150 million.



Jackson Wang
Over 30mn followers on Instagram as of June 30, 2024

Young Will
Over 100mn followers on all platforms as of June 30, 2024


Esports players
Artists
Influencers
ENTERTAINERS
Live streams
Advertising
Sponsorship
SOURCE OF REVENUE

Notes: 1. As of June 30, 2024

CREATIVE STUDIOS

NIP Group specializes in developing creative solutions that are unexpected and connect with a target audience that is passionate about gaming and esports

CREATIVE STRATEGY


FILA

Worldwide campaign & partnership with the global sports brand FILA

CREATIVE PRODUCTION


SAMSUNG

Promotion of Samsung Electronics' Android smartphones and tablets

CREATIVE INNOVATION


THE DOJO

Platform for direct fan engagement and monetization

02 INDUSTRY OVERVIEW

MAINSTREAM ADOPTION DRIVEN BY INTERNATIONAL EVENTS


TPE

ASIAN GAMES INCLUSION SINCE HANGZHOU 2023


ESPORTS WORLD CUP

2024 ESPORTS WORLD CUP BACKED BY PIF


SAMSUNG

IOC CREATING OLYMPIC ESPORTS GAMES IN 2025

TAPPING INTO LARGE YOUNGER FAN BASE OPPORTUNITY

Compared to traditional sports, esports has a bigger and younger fan base

	ESPORTS TOURNAMENTS			TRADITIONAL SPORTS TOURNAMENTS		
	LOL WORLDS	KPL	TI	NBA	NFL	EPL
ANNUAL REVENUE	USD 0.2 billion	USD 0.1 billion	USD 0.5 billion	USD 10.0 billion	USD 15.2 billion	USD 6.9 billion
AVERAGE AGE OF FANS	24	23	25	32	40	38
TOURNAMENT FINALS VIEWERS	350.0 Million (League of Legends Worlds 2021)	92.4 Million (2021 KPL Spring Finals)	Over 200.0 Million (The International 11)	16.5 Million (NBA Finals)	120.0 Million (Super Bowl)	11.4 Million (Liverpool vs Manchester United)

Source: Frost & Sullivan Report

MOST WINS IN GLOBAL TOP LEAGUES

Compared to other leading players, NIP Group has the most wins in global top leagues out of any esports organization[1]

	NIP GROUP	COMPANY A	COMPANY B	COMPANY C	COMPANY D	COMPANY E	COMPANY F
SPECIALIZED FIELD	ARENA OF VALOR CS GO 穿越火线 LEAGUE OF LEGENDS FIFA CALL OF DUTY BLACK OPS TOM CLANCY'S RAINBOW SIX	CS GO PUBG VALORANT LEAGUE OF LEGENDS	CS GO TOM CLANCY'S RAINBOW SIX	LEAGUE OF LEGENDS VALORANT FORTNITE 堡垒之夜	CS GO LEAGUE OF LEGENDS	FORTNITE 堡垒之夜 LEAGUE OF LEGENDS PUBG CALL OF DUTY BLACK OPS VALORANT	FORTNITE 堡垒之夜 LEAGUE OF LEGENDS VALORANT CALL OF DUTY BLACK OPS
NO. OF CHAMPIONSHIPS IN GLOBAL TOP LEAGUE	19	11	1	3	7	7	0
UNIQUE GAMES WHERE TEAM WON GLOBAL TOP LEAGUE CHAMPIONSHIP	4	2	1	1	3	2	0

Source: Frost & Sullivan Report
Notes: 1. As of January 31, 2023

03 FINANCIAL SUMMARY

Solid revenue growth

$83.7M

2023 Net revenue



73.2
YOY: 14.3%
83.7
2022(1)
2023(2)

Increasing operating expense ratio[3] mainly due to share-based compensation expense

26.2%

2023 Operating expense ratio[3]



20.5%
26.2%
2022(1)
2023(2)

Decreasing adjusted EBITDA margin[4]

-2.1%

2023 Adjusted EBITDA margin[4]



0.4%
(2.1%)
2022(1)
2023(2)

Notes: Net revenue numbers in the chart are in US$m

1.The financial data for 2022 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Ninjas in Pyjamas as if the combination had occurred as of January 1, 2022.

2.The financial data for 2023 reflect our acquisition of Ninjas in Pyjamas on January 10, 2023.

3.Operating expense ratio is calculated by dividing total operating expenses by net revenues.

4.Adjusted EBITDA margin is calculated by dividing adjusted EBITDA, which is calculated as net loss excluding interest expense, net, income tax (benefit) expense, depreciation and amortization and share-based compensation expense, by net revenues.

SOLID REVENUE GROWTH

NET REVENUE


USD M
73.2
83.7
38.6
39.3
YOY: 14.3%
YOY: 2.0%
5.6
29.1
38.6
9.4
21.7
52.6
1.8
9.9
26.9
8.7
8.8
21.9
2022 (1)
2023 (2)
2023 1H
2024 1H
ESPORTS TEAMS OPERATIONS
TALENT MANAGEMENT SERVICE
EVENT PRODUCTION

GROSS PROFIT AND GROSS MARGIN


10.2%
8.6%
5.9%
6.0%
7.5
7.2
2.3
2.4
YOY: (3.5%)
YOY: 3.1%
2022 (1)
2023 (2)
2023 1H
2024 1H
GROSS PROFIT
GROSS MARGIN

Notes:
1. The financial data for 2022 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Ninjas in Pyjamas as if the combination had occurred as of January 1, 2022.
2. The financial data for 2023 reflect our acquisition of Ninjas in Pyjamas on January 10, 2023.

APPROACHING SUSTAINABLE PROFITABILITY

OPERATING EXPENSES AND OPERATING EXPENSES RATIO



USD M
20.5%
26.2%
37.9%
19.0%
15.0
21.9
14.6
7.5
YOY: 45.4%
YOY: (48.8%)
7.8
15.3
10.8
4.7
7.2
6.6
3.8
2.8
2022 (1)
2023 (2)
2023 1H
2024 1H
SELLING & MARKETING EXPENSES
GENERAL & ADMINISTRATIVE EXPENSES
OPERATING EXPENSES RATIO

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN



0.4%
-2.1%
-7.1%
-6.5%
0.3
(1.7)
(2.7)
(2.6)
2022 (1)
2023 (2)
2023 1H
2024 1H
ADJUSTED EBITDA
ADJUSTED EBITDA MARGIN

Notes:
1.The financial data for 2022 are adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Ninjas in Pyjamas as if the combination had occurred as of January 1, 2022.
2.The financial data for 2023 reflect our acquisition of Ninjas in Pyjamas on January 10, 2023.

04 GROWTH STRATEGIES

MENA EXPANSION

- Expanded esports presence across geographies
- Partnering with Abu Dhabi Investment Office to accelerate Abu Dhabi's esports industry

REVENUE DIVERSIFICATION

- Diversified revenue streams driving sustainable growth
- Expanding esports+

M&A

- Successful merger of two prominent esports organizations, Ninjas in Pyjamas and eStar Gaming
- Demonstrated ability by management to identify synergies and execute transactions provides company with a greater universe of opportunities for acquisitions and investments

EARLY MOVER IN THE LARGE MENA MARKET

The Middle East is rapidly becoming a major gaming hub. As part of our expansion, NIP Group is strengthening its presence in Abu Dhabi, supporting the growth of a robust gaming ecosystem in the region.

FOSTERING THE GAMING ECOSYSTEM

- Entered into a gaming subsidy agreement with the Department of Culture and Tourism of Abu Dhabi
- Partnered with Abu Dhabi Investment Office to accelerate esports industry in Abu Dhabi
- Building key business verticals in the region

SUPPORT FROM LOCAL GOVERNMENT

- Financial and non-financial growth opportunities valued at up to US$40 million over a four-year period
- Support in the form of lease and staff subsidies

NIP GROUP | مكتب أبوظبي للاستثمار ABU DHABI INVESTMENT OFFICE

Strategic partnership with Abu Dhabi Investment Office: Support totaling up to approximately US$40 million to be disbursed in installments over a four-year period [1]

Notes:
1. The support is contingent upon NIP Group's satisfaction of certain conditions precedent and specified performance milestones, including quantitative and qualitative KPIs and revenue targets

DIVERSIFIED REVENUE STREAMS DRIVING SUSTAINABLE GROWTH

MAIN BUSINESS MODEL

ESPORTS TEAM MANAGEMENT AND OPERATIONS

- Revenue sharing with leagues
- Branded Merchandise
- Prize money
- Athlete transfer and rental fees

TALENT MANAGEMENT SERVICE

- Live streaming revenue/virtual gift sharing
- Advertising revenue
- Sponsorship deals

ESPORTS-RELATED EVENT PRODUCTION

- Service fees for planning and organizing events
- Advertising revenue

EXPANDING ESPORTS+

- ESPORTS HARDWARE
- ESPORTS EDUCATION
- SUBSCRIPTION SERVICES
- GAMING HOTELS
- IP LICENSING
- VR ESPORTS
- CREATIVE STUDIOS
- GAME PUBLISHING

05 EXPERIENCED LEADERSHIP & STRONG GOVERNANCE

VISIONARY FOUNDERS AND WORLD-CLASS MANAGEMENT



MARIO HO
Chairman & Co-CEO



HICHAM CHAHINE
Co-CEO



XIAOT SUN
President



BEN LI
CFO



ALLEN SUI
COO



VULCAN ZHANG
CSO



RAY ZHANG
CXO

WORK EXPERIENCE

创梦天地 iDreamSky | MESF | FORMUES-FORVALTNING | Invictus Gaming | GDS万国数据 | BLUECITY 蓝城兄弟 | pwc | Tencent 腾讯 | 创梦天地 iDreamSky

DIVERSIFIED BLUE CHIP SHAREHOLDERS

武汉文化旅游集团有限公司 Wuhan Culture Tourism Group Co., Ltd. | SZMG Shenzhen Media Group 深圳广播电影电视集团 | 360 | SIG Susquehanna | ZhenFund 真格基金

ESG STRATEGY AND COMMITMENT

NIP Group is committed to assuming social responsibilities and injecting more positive energy into society


NIP
WWF

Environmental Sustainability and Conservation
Partnered with wildlife conservation organization WWF for the global Earth Hour campaigns


THE NINJAS
IN PYJAMAS
HANDBOOK.

Promoting Social Responsibility
Collaborated with Friends, the Swedish anti-bullying NGO, resulting in the co-production of the Ninjas in Pyjamas Handbook


99公益日
公益宣传直播
——与深圳市自闭症研究会一起走近“心青年”

Poverty Alleviation
Collaborated with the Shenzhen Autism Research Association discussing social participation and integration of youth with intellectual disabilities

INVESTMENT HIGHLIGHTS

- Leading esports organization with the most expansive global footprint
- Largest portfolio of video game titles at the highest level of competition
- Expanding strong and loyal fan base
- Proven talent development system across esports and entertainment
- Demonstrated success in acquisition and integration
- Diversified revenue streams and geographic expansion driving sustainable growth and increasing profitability
- Passionate management team supported by marquee shareholders
- Uniquely positioned for growth at the intersection of gaming, entertainment and technology

CONTACT US

pr@nipgroup.gg
Media PR

bd@nipgroup.gg
Business Cooperation

ir@nipgroup.gg
Investor Relations

nipg.com
Official Website

ir.nipg.com
IR Website

APPENDIX



GAAP TO NON-GAAP RECONCILIATION

(US$ in thousands, except for %)	For the Year Ended December 31, 2022 Actual	2022 Pro Forma (Unaudited) (2)	2023 (3)	For the Six Months Ended June 30, 2023	2024
Net Loss	(6,306)	(6,050)	(13,258)	(11,271)	(4,666)
Add:					
Interest expense, net	365	460	523	218	340
Income tax (benefit) expense	(139)	6	(1,201)	(818)	(931)
Depreciation and amortization	5,266	5,694	6,083	2,866	2,698
Share-based compensation expense	166	166	6,122	6,257	-
Adjusted EBITDA	(648)	276	(1,731)	(2,748)	(2,559)
Adjusted EBITDA margin (1)	(1.0)	0.4	(2.1)	(7.1)	(6.5)

Notes:
1. Adjusted EBITDA as a percentage of net revenues.
2. The consolidated statement of comprehensive loss data for 2022 is adjusted on an unaudited pro forma basis to present the combined historical results of operations of us and Ninjas in Pyjamas as if the combination had occurred as of January 1, 2022.
3. The consolidated statement of comprehensive loss data for 2023 reflects our acquisition of Ninjas in Pyjamas on January 10, 2023.

THANK YOU!

NIP GROUP